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Exhibit 21.1

Magnetek, Inc.
Subsidiaries of the Registrant as of June 29, 2008

        The following list of subsidiaries of Magnetek, Inc. indicates the jurisdiction of organization.

Name	Jurisdiction of Incorporation	Status at June 29, 2008
Magnetek, Inc.	Delaware	Active
Magnetek Mondel Holding, Inc.(1)	Delaware	Active
Magnetek Alternative Energy, Inc.(1)	Delaware	Active
Magnetek (U.K.) Limited(1)	England	Active
Mondel ULC(3)	Canada	Active
Magnetek National Electric Coil, Inc.(1)	Delaware	Inactive
Magnetek de Mexico, S.A. de C.V.(2)	Mexico	Inactive
Manufacturas Electricas de Reynosa, S.A. de C.V.(2)	Mexico	Inactive
Mejor Electronica de Mexico S.A. de C.V.(2)	Mexico	Inactive
Servicio de Guarderas, S.C.(2)	Mexico	Inactive

(1)
100% owned by Magnetek, Inc.

(2)
99% owned by Magnetek, Inc.

(3)
100% owned by Magnetek Mondel Holding, Inc.

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  Exhibit 21.1
Magnetek, Inc. Subsidiaries of the Registrant as of June 29, 2008